UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: February 2024

Commission File Number: 001-39152

FSD PHARMA INC.
(Translation of registrant's name into English)

199 Bay St., Suite 4000

Toronto, Ontario M5L 1A9, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Litigation Update

FSD Pharma, Inc. (“FSD,” the “Corporation,” “we” or “us”) is providing an update on its litigation matters. References to “C$,” and “USD$” are to Canadian dollars and United States dollars, respectively.

Lawsuits with Razi Bokhari

Wrongful Dismissal Arbitration

On July 15, 2021, the Corporation’s former CEO, Dr. Raza Bokhari, filed an arbitration notice seeking C$30.2 million for breach of contract, severance, and damages, along with C$500,000 for punitive damages and legal fees. Dr. Bokhari had been placed on administrative leave after the May 14, 2021 shareholder meeting and was terminated for cause on July 27, 2021, following an investigation by a special committee of the Board of Directors. The Corporation defended the arbitration and counterclaimed against Dr. Bokhari for reimbursement of expenses he directed the Corporation to pay to himself, as well as losses the Corporation sustained as a result of Dr. Bokhari’s decision to authorize a series of dilutive share issuances.

The arbitration concluded in August 2022. In its 174 page arbitral award, the arbitrator dismissed Dr. Bokhari’s claims in their entirety. The arbitrator also ordered Dr. Bokhari to repay certain monies to the Corporation in respect of the Corporation’s counterclaim, while also awarding the Corporation its costs of the arbitration which he subsequently fixed at approximately C$2.8 million, plus interest.

On December 9, 2022, Dr. Bokhari sought to set aside the award, citing unfair treatment and inadequate reasoning. On October 4, 2023, the Corporation announced that the Ontario Superior Court of Justice had dismissed Dr. Bokhari’s motion to set aside the arbitration award. Dr. Bokhari was required to put up C$150,000 as security for costs before the motion was heard, which he has forfeited. In addition, Dr. Bokhari was ordered to pay C$175,000 to cover the Corporation’s legal costs for his failed set aside motion.

On October 13, 2023, Dr. Bokhari served notices of motion on the Corporation for leave to appeal the set aside and enforcement orders issued by the Ontario Superior Court of Justice’s on October 4, 2023. On December 1, 2023, the Corporation filed a petition to confirm the arbitration award in the United States District Court for Eastern District of Pennsylvania. On December 15, 2023, the Corporation submitted a responding party’s factum to the Court of Appeal for Ontario. On February 6, 2024, the Corporation announced that the Ontario Superior Court of Justice affirmed judgment and awarded an additional C$5,000 in costs in light of Dr. Bokhari’s failed motion for leave to appeal. As of the date hereof, the litigation is ongoing.

Bokhari Wrongful Means Action

In June 2023, Dr. Bokhari commenced an action against the Corporation and “FSD Biosciences” by way of notice of action issued out of the Ontario Superior Court of Justice in Toronto, Canada. He subsequently filed a statement of claim, of July 7, 2023 and served the notice of action and statement of claim on a former director of the Corporation on December 19, 2023. The action seeks USD $1.5 million in damages for intentional interference with economic relations, misrepresentation, negligence, and other causes of action to be specified in a statement of claim. We delivered a notice of intent to defend in the action on January 5, 2024, but thus far not been required to provide a statement of defense. We believe these claims are without merit.

Bokhari Employment Claim

By way of notice of action issued on May 11, 2023, Dr. Bokhari commenced an action for damages for breach of contract against the Corporation in the Ontario Court of Justice in Toronto Canada. He subsequently filed a statement of claim in which he specified the claim as a claim for USD $30.2 million in damages on the basis that the Corporation breached his employment agreement by not providing him notice of default before terminating his employment. On November 10, 2023, the last day on which he could do so, Dr. Bokhari served the notice of action and statement of claim on an FSD director. We served a notice of intent to defend in this action on November 22, 2023 but have not been required to serve a statement of defense. We note that to the extent he wished to advance this claim, it is a claim that Dr. Bokhari should have advanced in the employment arbitration, but did not do so As such, and bearing in mind the decision the arbitrator reached in that proceeding in our view, we believe that this claim has no merit.

Cunningham Assessment Application

By notice of application dated September 26, 2023, Dr. Bokhari applied to the Ontario Superior Court of Justice for an order directing an assessment of the accounts/billing rendered by former Justice Douglas Cunningham as arbitrator in the Wrongful Dismissal Arbitration noted above. In late January 2024, Dr. Bokhari served Arbitrator Cunningham with the notice of application and a supporting affidavit sworn January 24, 2024. Under the terms of the retainer agreement between FSD, Dr. Bokhari and Arbitrator Cunningham, FSD is jointly and severally liable for any costs Arbitrator Cunningham might incur as a result of this proceeding. The liability exposure that FSD could have in this matter is approximately C$182,777.50, which represents half of the arbitration fees, plus any costs in defending the arbitrator To protect its interest, FSD has instructed its legal counsel to move to have FSD joined to the proceeding. We believe this claim is without merit.

Bokhari Indemnification Application

On November 12, 2021, Dr. Bokhari commenced an application in the Ontario Superior Court of Justice, Commercial List, seeking an order appointing an arbitrator to arbitrate his claim to be entitled to indemnification of his legal expenses associated with the litigation he commenced against FSD or in which he was named as a party by FSD. FSD denied the validity of the underlying indemnification agreement and therefore opposed the application. In April 2022, the parties agreed to allow Dr. Bokhari to adjourn the application indefinitely. Last year, Dr. Bokhari retained new counsel who indicated that it intended to pursue the application. To date that new counsel has taken no steps to do so. We believe this claim is without merit.

FSD Petition against Raza Bokhari to Confirm Arbitration Award

On December 1, 2023, the Corporation filed a Petition to Confirm Arbitration (the “Petition”), in the Eastern District of Pennsylvania, which seeks to (a) confirm the four awards entered in an arbitration in Ontario, Canada, in favor of the Corporation and against former CEO Raza Bokhari and (b) enter final judgment against Bokhari in an amount in excess of C$3,000,000. The petition was filed in the U.S. District Court for the Eastern District of Pennsylvania. Bokhari filed a response on February 9, 2024. The Corporation must file a response by February 23, 2024 and the Company expects to file by this date.

GBB Drink Lab Litigation

In May 2023, GBB Drink Lab, Inc. (“GBB”) filed a lawsuit against the Corporation and FSD Bioscience Inc. in the U.S. District Court for the Southern District of Florida (“Court”). alleging breach of contract and misappropriation of trade secret claims arising out of the Corporation’s alleged breach of a non-disclosure agreement (“NDA”) the parties entered into in connection with a potential acquisition or business relationship with GBB. After the Corporation opted not to further pursue a business relationship with GBB, GBB alleged that FSD rolled out its own product using confidential information learned from GBB under the terms of the NDA.  GBB filed an amended complaint on June 9, 2023. GBB seeks US$53,047,000 in damages and permanent injunctive relief.  The Corporation filed a motion to dismiss the complaint, which was denied by the Court on January 8, 2024.  The Corporation filed its answer along with a third-party complaint against Joseph Romano—a former FSD director—and a counterclaim against GBB. The third-party complaint and counterclaim include a claim against Mr. Romano for breaching his fiduciary duty to the Corporation by providing or fabricating confidential information to GBB, and a claim against GBB for aiding and abetting Mr. Romano’s breach of that duty.

The Corporation is proceeding with discovery, during which it is confident that it will be able to demonstrate not only that GBB's claims have no merit, but that this lawsuit, which baselessly demands $53 million from the Corporation, is nothing more than an effort to harm the Corporation after it decided not to acquire GBB in 2022. On August 24, 2023, the parties filed a proposed joint scheduling report with the Court, which set forth various deadlines that would govern this action. Under the proposed joint schedule, which still needs to be approved by the Court, the case would be trial-ready by November 30, 2024.

Employment Litigation

From time to time, the Corporation is involved with employment litigation, in the normal course of its business.

On July 18, 2023, Kevin Cassidy, a former employee sued the Corporation and Lucid Psycheceuticals, Inc. (“Lucid”) and the Corporation in the Ontario Superior Court of Justice. The claim is for wrongful dismissal and the amounts claimed are C$497,000, plus additional damages, which have not been quantified, plus interest and costs. Pleadings have been exchanged and, on January 26, 2024, Cassidy’s counsel served a motion for summary judgment. The hearing date for the summary judgment motion has not been scheduled as the parties are currently in the process of discussing a timetable for all necessary steps which must be completed prior to the hearing. Once all such steps are completed, the parties will attend at court to schedule the hearing date. It is premature to estimate the likely outcome of this claim.

On October 12, 2023, Dr. Sima Salahshor, a former employee sued the Corporation and Lucid in the Ontario Superior Court of Justice. The claim is for wrongful dismissal and the amounts claimed are C$97,500, plus other damages, which have not been quantified, plus interest and costs. The claim was served. This matter is at the pleadings stage and we expect that the defense will be served shortly. It is premature to estimate the likely outcome of this claim.

The information contained in this Form 6-K shall be incorporated by reference in the Company’s registration statement on Form F-3 (File No. 333-276264) and the prospectuses included therein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FSD Pharma Inc. (Registrant)

Date: February 21, 2024	By:	/s/ Nathan Coyle
Nathan Coyle, Chief Financial Officer